EXHIBIT 99.6

Disclosure of Transactions in Own Shares

Paris, December 13, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 6 to December 10, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06.12.2021	603,615	43.4033	26,198,881.12	XPAR
06.12.2021	177,238	43.3827	7,689,070.60	CEUX
06.12.2021	58,781	43.4066	2,551,484.94	TQEX
06.12.2021	58,988	43.4080	2,560,551.10	AQEU
07.12.2021	594,000	44.1211	26,207,954.78	XPAR
07.12.2021	180,000	44.1219	7,941,949.92	CEUX
07.12.2021	54,998	44.1214	2,426,586.45	TQEX
07.12.2021	54,928	44.1212	2,423,487.63	AQEU
08.12.2021	712,638	44.1302	31,448,884.55	XPAR
08.12.2021	222,380	44.1455	9,817,076.96	CEUX
08.12.2021	27,000	44.0789	1,190,129.36	TQEX
08.12.2021	35,000	44.1103	1,543,860.96	AQEU
09.12.2021	702,068	43.8787	30,805,856.43	XPAR
09.12.2021	184,024	43.9152	8,081,453.89	CEUX
09.12.2021	31,000	43.9298	1,361,824.89	TQEX
09.12.2021	59,500	43.9017	2,612,152.34	AQEU
10.12.2021	591,690	44.1156	26,102,764.10	XPAR
10.12.2021	240,000	44.1202	10,588,850.40	CEUX
10.12.2021	30,000	44.1174	1,323,522.78	TQEX
10.12.2021	45,000	44.1074	1,984,834.13	AQEU
Total	4,662,848	43.9348	204,861,177.31

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

* * * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com